ICON ENERGY CORP.
17th km National Road, Athens-Lamia & Foinikos Str.
14564, Nea Kifissia, Athens, Greece
Tel: +30 211 888 0200

September 15, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:  Liz Packebusch

Re:	Withdrawal of Request for Effectiveness for Icon Energy Corp.
Registration Statement on Form F-1 (File No. 333-290206)

Ladies and Gentlemen:

The undersigned registrant hereby respectfully withdraws its request that the U.S. Securities and Exchange Commission accelerate the effective date of the above-captioned Registration Statement on Form F-1 (File No. 333-290206), so that it becomes effective on September 15, 2025, at 4:00 pm Eastern Time, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Yours truly,

ICON ENERGY CORP.

By:	/s/ Ismini Panagiotidi
Ismini Panagiotidi
Chief Executive Officer

cc:	Dennis Psachos, Chief Financial Officer, Icon Energy Corp. Jeeho Lee, O’Melveny & Myers LLP